Britton & Koontz Capital Corporation

500 Main Street                    601-445-5576
P O Box 1407                       601-445-2488  Fax
Natchez, MS  39121                 http://www.bkbank.com, corporate@bkbank.com

FOR IMMEDIATE RELEASE:             FOR MORE INFORMATION:
---------------------              ---------------------
August 25, 2000                    W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)           Bazile R. Lanneau, Jr., Vice President & CFO


     BRITTON & KOONTZ CAPITAL CORP ANNOUNCES MERGER WITH LOUISIANA BANCSHARES

         Britton & Koontz Capital Corporation and Louisiana Bancshares, Inc. today jointly announced the execution of a definitive agreement to merge Louisiana Bank & Trust Company of Baton Rouge into Britton & Koontz First National Bank of Natchez, Mississippi. The transaction, which is subject to regulatory and shareholder approvals, is scheduled to be consummated in the fourth quarter of 2000. Under the definitive agreement, the shareholders of Louisiana Bancshares would receive an aggregate of 365,000 shares of Britton & Koontz common stock in exchange for their shares of Louisiana Bancshares.

         Page Ogden, President of Britton & Koontz, stated, "This merger with the talented management team of Louisiana Bank & Trust represents a major expansion of our franchise into Louisiana, which began earlier this year with the launch of a loan production office in the dynamic Baton Rouge market. With attractive locations along the Mississippi River corridor including Baton Rouge, Natchez and Vicksburg, we will be poised for further profitable growth."

         Louisiana Bank & Trust Company operates 2 full service offices in the Baton Rouge area, and had $42 million in assets and $34 million in deposits as of June 30, 2000. John S. Sylvest, the President of Louisiana Bancshares, stated, "The partnership with Britton & Koontz is a superb match. Among other benefits of this merger, we believe that the Sumx Internet banking system will offer tremendous value to our shareholders and customers, just as it has to the customers of Britton & Koontz and other banks." Britton & Koontz Capital owns 35% of Sumx Inc., an Internet banking provider, whose software was initially developed for Britton & Koontz.

         Britton & Koontz Capital Corporation is a bank holding company headquartered in Natchez, Mississippi that currently operates 5 full service banking offices in Natchez and Vicksburg, Mississippi, as well as a loan production office in Baton Rouge. As of June 30, 2000, the Company reported assets of $238 million and equity of $20.7 million. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company.

         In connection with the proposed merger of Louisiana Bancshares into Britton & Koontz Capital Corporation, Britton & Koontz Capital Corporation intends to file a registration statement, including the related prospectus, with the Securities and Exchange Commission. BRITTON & KOONTZ CAPITAL CORPORATION URGES ALL SECURITY HOLDERS OF LOUISIANA BANCSHARES AND BRITTON & KOONTZ CAPITAL CORPORATION TO READ THESE DISCLOSURE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of these documents (after they are filed) and other documents filed by Britton & Koontz Capital Corporation with the Commission may be obtained at the Commission's web site at www.sec.gov. Shareholders of Louisiana Bancshares and Britton & Koontz Capital Corporation may obtain a free copy of the prospectus and registration statement (after they are filed) and any other relevant documents filed or to be filed by Britton & Koontz Capital Corporation by directing a request to Britton & Koontz Capital Corporation, 500 Main Street, Natchez, Mississippi 39120, Attention: Corporate Secretary, telephone: (601) 445-5576.